CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – MARCH 8, 2023 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural") announced today that the Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”) or other alternative Canadian trading systems. Purchases may also be made through the facilities of the New York Stock Exchange.
The notice provides that Canadian Natural may, during the 12 month period commencing March 13, 2023 and ending March 12, 2024, purchase for cancellation up to 92,296,006 shares, being 10% of the public float as at February 28, 2023. Canadian Natural will not acquire through the facilities of the TSX more than 1,376,002 common shares during a trading day, being 25% of the average daily trading volume of its common shares on the TSX for the six calendar months prior to the date of approval of the NCIB, subject to certain prescribed exceptions. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural. In connection with the NCIB, Canadian Natural expects to enter into an automatic share purchase plan in relation to purchases made by it under the NCIB.
As of March 8, 2023, Canadian Natural purchased 72,238,200 of its common shares at a weighted average price of $73.58 under its previous NCIB, which commenced on March 11, 2022 and expires on March 10, 2023 and which authorized the purchase for cancellation of up to 101,574,207 common shares.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com